Filed Pursuant to Rule 433

Registration No. 333-236846

Registration No. 333-236846-01

September 15, 2021

PRICING TERM SHEET

3.000% Medium-Term Notes due 2031 (Reopening)
Issuer:	UDR, Inc.
Reopening:

The 3.000% Medium Term Notes due 2031 offered hereby (the “Notes”) constitute a further issuance of and will be consolidated and form a single series of debt securities with, the $400,000,000 aggregate principal amount of the 3.000% Medium Term Notes due 2031 issued by us on August 15, 2019 (the “Initial 2031 Notes,” collectively, the “2031 Notes”). The notes offered hereby will have the same CUSIP number as the Initial 2031 Notes and will trade interchangeably with the Initial 2031 Notes immediately upon settlement. Following the issuance of the $200,000,000 aggregate principal amount of Notes offered hereby, the aggregate principal amount of the 2031 Notes outstanding will be $600,000,000.

Expected Ratings (Moody’s / S&P)*:	Baa1 (Stable) / BBB+ (Stable)
Security:	3.000% Medium-Term Notes due 2031
Guarantee:	Fully and unconditionally guaranteed by United Dominion Realty, L.P.
Principal Amount:	$200,000,000
Maturity Date:	August 15, 2031
Coupon:	3.000%
Interest Payment Dates:	February 15 and August 15, commencing on February 15, 2022, with respect to the Notes
Price to Public:	106.388% of the principal amount, plus accrued interest from August 15, 2021, in the amount of $650,000
Denominations:	$2,000 and integral multiples of $1,000
Benchmark Treasury:	1.250% due August 15, 2031
Benchmark Treasury Price/Yield:	99-14+ / 1.309%
Spread to Benchmark Treasury:	T+95 bps

Yield:	2.259%
Optional Redemption Provisions: Make-Whole Call: Par Call:	T+20 bps Redemption at par plus accrued and unpaid interest on or after May 15, 2031 as set forth in the preliminary pricing supplement
Trade Date:	September 15, 2021
Settlement Date:

September 24, 2021 (T+7); since trades in the secondary market generally settle in two business days, purchasers who wish to trade notes on the date hereof or the next succeeding four business days will be required, by virtue of the fact that the notes initially will settle in T+7, to specify alternative settlement arrangements to prevent a failed settlement.

CUSIP:	90265EAR1
ISIN:	US90265EAR18
Book-Running Managers:	U.S. Bancorp Investments, Inc. Citigroup Global Markets Inc. RBC Capital Markets, LLC Regions Securities LLC TD Securities (USA) LLC Truist Securities, Inc.
Co-Managers:	BNY Mellon Capital Markets, LLC PNC Capital Markets LLC Samuel A. Ramirez & Company, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607 and Citigroup Global Markets Inc. toll-free at 1-800-831-9146.